

November 20, 2020

TJ Parass
Chief Executive Officer
GTY Technology Holdings Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

> **Re: GTY Technology Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed November 18, 2020**
> **File No. 333-250152**

Dear Mr. Parass:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3453 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Justin S. Reinus